1235 Water Street

East Greenville, PA 18041

215-679-1300

Michael A. Pollner

Vice President

General Counsel and

Secretary

September 6, 2012

Terence O’Brien, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:                           Knoll, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 1-12907

Dear Mr. O’Brien:

Knoll, Inc. (“Knoll,” “us,” “we” or “our”) is responding to the Staff’s comment letter dated August 22, 2012, with respect to the above-referenced filing.  For the Staff’s convenience, we have set forth below in bolded text the Staff’s comment, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

1.              In future filings please provide a more detailed analysis of the factors that impact your operations, including a complete discussion of known or anticipated trends that may continue to have an impact on sales, profit margins, selling, general and administrative expenses, etc.  Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.  We noted the following issue with regard to your discussion:

•                              Your segment analysis on page 31 states that sales for your Office segment increased 18.1% year over year and you attribute the majority of this increase to the increase in your systems sales. However, you do not identify the underlying reasons driving the increase in sales for systems.

•                              You state on page 31 that European sales declined 9.1% in 2011 when compared to 2010 but you do not provide a discussion of the underlying reasons for the decline in European sales or whether this will be a continuing trend for future periods.

•                              You disclose on page 31 that the Coverings segment net sales increased 10.6% and KnollTextiles, Edelman Leather and Spinneybeck experienced the largest growth during the year.  However, you do not quantify how much each product line attributed to the 10.6% increase in growth and you do not discuss the underlying reasons for the increase in these particular product lines.

These are examples and not meant to be an all-inclusive list.  Refer to Section 501.4 of the Financial Reporting Codification and SEC Release 33-8350.

Response:

We acknowledge the Staff’s comment and will revise our disclosure in the future accordingly.  We supplementally advise you that our increase in systems sales in 2011 primarily resulted from an increase in industry demand.  The decline in European sales was primarily attributable to decreased demand caused by the ongoing economic recession in Europe.

With respect to the Coverings segment, growth in net sales in the various product lines comprising this segment did not significantly differ; therefore we concluded that quantification of the growth in net sales for each of these product lines was not necessary to understand the overall growth of the segment.  In future filings we will provide quantification of any changes in net sales for these various product lines if such disclosure is necessary  to an understanding of the trends with respect to the performance of the segment as a whole.

Years ended December 31, 2009 and 2010, page 31

2.              In future filings please present your operating results in a tabular format so that an investor can easily obtain a year over year comparison.  We note you have provided a tabular format for your results and operations on page 29 for certain periods.

Response:

We acknowledge the Staff’s comment and in future filings we will provide a tabular presentation of our operating results.

Business Segment Analysis, page 33

3.              Refer to the last paragraph of your disclosure.  In your “We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses” risk factor on page 19 you disclose that approximately 13.5% of your revenues in 2011 and 33.3% of our cost of goods sold in 2011 were denominated in currencies other than the U.S. dollar.  In future filings please disclose how each segment’s results were impacted by foreign currency exchange fluctuations in the Canadian dollar and Euro.

Response:

We acknowledge the Staff’s comment, and in future filings we will disclose how each segment’s results were impacted by foreign currency exchange fluctuations in the Canadian dollar and Euro.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope this sufficiently addresses your comments.  If you have additional questions or comments, please feel free to contact me.

Sincerely,

/s/ Michael A. Pollner
Michael A. Pollner
Vice President, General Counsel and Secretary

cc:                     Andrew B. Cogan, CEO, Knoll, Inc.

Era Anagnosti

Tracey McKoy

David M. Lynn, Esq.